Exhibit 99.1

Euro Tech Holdings Company Limited Reports Interim Results For The Six Months Ended June 30, 2006 and Expansion Plan.

Hong Kong — December 27, 2006 — Euro Tech Holdings Company Limited (Nasdaq: CLWT) today reported its unaudited financial results for the six months ended June 30, 2006 and expansion plan.

The Company’s revenues for the six months ended June 30, 2006 were approximately $12,404,000, an 11% decrease as compared to approximately $13,907,000 for the six months ended June 30, 2005. However, there was an increase in engineering revenue contributed by our majority owned subsidiaries, Pact Asia Pacific Ltd. and Yixing Pact Environmental Technology Company Ltd. (collectively known as “PACT”), companies engaged in the water and wastewater treatment solution business.

Operating income for the six months ended June 30, 2006 was approximately $59,000, while there was an operating loss of approximately $137,000 for the six months ended June 30, 2005. The improvement was principally due to improvement of gross margin percentage.

The net loss for six months ended June 30, 2006 was approximately $73,000, an increase of approximately $27,000 from net loss of approximately $46,000 for the six months ended June 30, 2005. The principal reasons were decrease in revenue from distribution of foreign suppliers’ products and decrease in other income, particularly the exchange gain.

Total cash and cash equivalent as of June 30, 2006 was approximately $6,528,000 as compared to approximately $5,362,000 as of December 31, 2005.

Mr. T.C. Leung, Chairman and CEO of the company commented: “The drop of sales and profits from business generated from distribution of foreign suppliers’ products is as expected, as more and more foreign suppliers and manufacturers want to sell their products directly in China, because of China’s surging economy. The role of Euro Tech to act as an agent or a distributor for them in China is getting more difficult to operate each day. It is quite often that the more success you help them market and sell their products in China, the sooner they will consider selling directly themselves. For this reason, a number of Euro Tech’s exclusive agreements with foreign suppliers to sell their products in China have either been cancelled or replaced by non-exclusive agreements. In order to combat this serious and unavoidable problem, we have taken certain measures and have diversified horizontally and vertically in order to expand our business scope.”

Euro Tech has been diversifying into manufacturing and engineering since a few years ago, however, to grow a new business from scratch takes time and the business generated from these start up companies cannot compensate for the loss of business due to the loss of exclusive agreements with some of these foreign suppliers to sell their products in China. In order to speed up the process of business diversification, especially after Euro Tech’s successful acquisition in 2005 of 51% of PACT, Euro Tech has since entered into two letters of intents to acquire equities in other engineering and manufacturing companies in water and air pollution control business. To show the management’s full confidence and commitment, Euro Tech and PACT will spend approximately US$7.5 million between now and mid 2007 in all these new investments and venture. All funds for the investments and venture are to be financed partly from Euro Tech’s internal resources and additional funds from exercising options by its major shareholders.

In July of this year we announced a signing of a letter of intent with Zhejiang Jia Huan Electronic Co. Ltd., (“Jia Huan”) to purchase a 20% equity interest in Jia Huan. Jia Huan has been in the environmental protection business since 1969 and is based in Jin Hua, Zhejiang, and China. The proposed purchase price is US $2.5 million based upon a price/earnings ratio of 8 to 10 and subject to final negotiation. Legal and financial due diligence is expected to be completed in Quarter 1 of 2007.

Today we announced a signing of a letter of intent with Tianlan Desulfurization and Dust Removal Co. Ltd. (Blue Sky) to purchase a 20% equity interest in Blue Sky a company in flue gas desulphurization, flue gas de-nitration, dust removal and purification of industrial waste gases, for a maximum of US$4.5 million at a P/E ratio of 12 to 19 and subject to final negotiation. Legal and financial due diligence is expected to be completed in Quarter 2 of 2007.

In July 2006, we announced that our majority owned subsidiary, PACT had entered into a letter of intent with Wuxi TONTAN Environmental Engineering Co., Ltd. (“TONT”) in China, and PACT Engineering FZC (“PACTFZC”), a Middle Eastern water treatment company based in Dubai, to form a manufacturing joint venture (“JV”) in China, whereby PACT will invest US$425,000 and have a 51% controlling interest of the joint venture, the shareholding of the other parties is 30% by TONT and 19% by PACTFZC. We are still waiting for the local government approval.

In line with the expansion into air pollution control business, Euro Tech has just formed a new environmental engineering company (Shanghai Euro Tech Environmental Engineering Company Ltd.) to deal not only with water and wastewater treatment business but also air pollution control business.

Euro Tech’s factory is now developing air pollution monitoring instruments as well as other water analytical instruments for the vast environmental protection market in China. Utilizing the existing distribution sales channels, shops and offices, Euro Tech now takes priority to market and sell its own products rather than just foreign suppliers’ products.

PACT is planning to take part in some of exhibitions in the States and Europe in late 2007 with the intention to export some waste water equipment manufactured by its JV with TONT outside China.

Euro Tech continues to look for opportunities to form joint venture with other manufacturers and acquisition in manufacturers and engineering companies in environmental protection field.

The expansion plan is a continuous process, it started from early 2006 and completion of most acquisitions and venture will be by mid 2007. The management of Euro Tech is very confident that the new businesses will contribute for the growth in the medium to long term, as the company is now no longer relying merely on the business generated by distribution of foreign supplies’ products in China.

Certain statements in this news release regarding the Company’s expectations, estimates, present view of circumstances or events, and statements containing words such as estimates, anticipates, intends, or expects, or words of similar import, constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements indicate uncertainty and the Company can give no assurance with regard to actual outcomes. Specific risk factors may include, without limitation, having the Company’s offices and operations situated in Hong Kong and China, doing business in China, competing with Chinese manufactured products, competing with the Company’s own suppliers, dependence on vendors, and lack of long term written agreements with suppliers and customers, development of new products, entering new markets, possible downturns in business conditions, increased competition, loss of significant customers, availability of qualified personnel, negotiating definitive agreements, new marketing efforts and the timely development of resources. See the “Risk Factor” discussions in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for its fiscal year ended December 31, 2005.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

	As of June 30, 2006	As of December 31, 2005
	(Unaudited)	(Audited)
	US$’000	US$’000

Assets

Current assets:
Cash and cash equivalents	6,528	5,362
Restricted cash	264	304
Accounts receivable, net	4,851	5,467
Prepayments and other current assets	679	643
Inventories, net	2,682	2,732
Taxation recoverable	116	42
Total current assets	15,120	14,550

Property, plant and equipment, net	1,683	1,735

Goodwill	1,060	1,060

Deferred tax assets	25	32

Total assets	17,888	17,377

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable	3,616	4,627
Other payables and accrued expenses	2,561	2,570
Taxation payable	562	422
Total current liabilities	6,739	7,619

Deferred tax liabilities	4	4

Commitments and contingencies	—	—
Shareholders’ equity:
Ordinary share, par value US$0.01 each, 20,000,000 (As of December 31, 2005: 20,000,000) shares authorized; 8,539,292 (As of December 31, 2005: 7,363,002) shares issued and outstanding	85	74
Additional paid-in capital	4,275	2,800
Treasury stock, 340,651 (As of December 31, 2005: 340,651) shares at cost	(237)	(237)
PRC statutory reserve	72	72
Accumulated other comprehensive losses	(10)	(10)
Retained earnings	6,120	6,193
Total shareholders’ equity	10,305	8,892
Minority interest	840	862
Total equity	11,145	9,754

Total liabilities and shareholders’ equity	17,888	17,377

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

	2006	2005
	(Unaudited)	(Unaudited)
	US$’000	US$’000

Revenue	12,404	13,907
Cost of revenue	(9,327)	(11,478)
Gross profit	3,077	2,429

Selling and administrative expenses	(3,018)	(2,566)
Operating income/(loss)	59	(137)
Interest income	43	15
Other income, net	8	116
Income/(loss) before income taxes	110	(6)

Income taxes	(70)	(48)

Equity in profit of affiliates, net of taxes	—	8
Net income/(loss)	40	(46)
Minority interest	(113)	—
Loss attributable to the shareholders of the company	(73)	(46)

Net loss per ordinary share
— Basic	US$(0.009)	US$(0.007)

— Diluted	US$(0.007)	US$(0.004)

Weighted average number of ordinary shares outstanding
— Basic	7,812,141	6,462,868

— Diluted	10,844,797	10,519,973

CONTACT:	Euro Tech Holdings Company Limited, Hong Kong
T.C. Leung, Chairman and CEO, or
Jerry Wong, CFO
Tel: 011-852-2814-0311
Fax: 011-852-2873-4887
Website: http://www.euro-tech.com